Change in Investment Policies:
Effective November 13, 2009, the fund revised its non-fundamental investment policy such that under its new nonfundamental policy, under normal market conditions, the Fund will seek to achieve its investment objectives by investing at least 50% of its net assets in debt securities that are, at the time of purchase, rated below investment grade (below Baa by Moody's
Investors Service, Inc., below BBB by either Standard & Poor's or Fitch, Inc., or unrated but judged by the Sub-Adviser, to be of comparable quality (together, "High Yield Securities"), which may be represented by forward contracts or derivatives such as options, futures contracts or swap agreements. The Fund will continue to be permitted to invest without limitation in High Yield Securities.